NEWS RELEASE

        ELD No. 08-01

TSX: ELD   AMEX: EGO

    January 14, 2008

YEAR END UPDATE

(all figures in United States dollars, unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) is pleased to provide the following update on the Company’s 2007 operating results and anticipated 2008 production.

Kisladag Mine

In 2007 the mine produced 135,306 ounces at a cash cost of $189/ounce.  Production for the year ceased on August 18, 2007 following a Turkish court order necessitating the temporary cessation of production activities.

The Company continues to anticipate a favourable court decision on the case and presently plans its forecast for production in 2008 based on the resumption of operations early in the year. Production for 2008 is anticipated to be approximately 190,000 ounces at a cash cost of $222/ounce.

Tanjianshan Mine

The Tanjianshan mine performed exceptionally well in 2007 with production of 138,162 ounces and unit cash costs of $291/ounce.  The year was characterized by a quarter by quarter reduction in unit costs as the strip ratio reduced in accordance with plan.  Fourth quarter production totaled 32,000 ounces at a cash cost of $229/ounce.

Production for 2008 is planned to be 109,000 ounces with a cash cost of $289/ounce.

São Bento Mine

Sao Bento ceased production in the second quarter of 2007, having provided 7,667 ounces at a cash operating cost of $208.  The Sao Bento mine in 2008 will continue to complete its reclamation and closure requirements.

Efemçukuru Project

With the completion of the feasibility study in 2007, work continues to complete land acquisition as a precursor to the planned commencement of construction activities, early in the second quarter.

Vila Nova Iron Ore Project

At the Vila Nova Iron Ore project in Brazil negotiations are underway with potential iron ore purchasers and detailed engineering is in its final stages.  Construction activities are underway and commercial production is expected in Q4 2008.

Reserves and Resources

In 2007 the Company successfully completed in excess of 57,000 meters in drilling, designed to both increase and upgrade resources and reserves at the Kisladag and Tanjianshan mines and Efemçukuru project.  The results from those programmes are being quantified in reserves and resources statement and will be released in February.

“Despite the disappointment associated with the temporary cessation of production activities at Kisladag, we are very pleased and proud of the operating teams at the mines.  Both Kisladag and Tanjianshan have established their ability to produce at rates consistent with expectations.  We look forward to a timely and positive resolution of the Kisladag court case and a resumption of Eldorado’s growth”, commented Paul N. Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company with gold assets in Brazil, Turkey and China; three countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

               Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

               1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com